                                                                  EXHIBIT (c)(3)

                         [LOGO OF DUFF & PHELPS, LLC]

 . 311 SOUTH WACKER DRIVE, SUITE 4200 . CHICAGO, ILLINOIS 60606 . 312-697-4600
                              . FAX 312-697-0115
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                             [LOGO OF EAGLE POINT]

                       EAGLE POINT SOFTWARE CORPORATION

                     Presentation to the Special Committee
                           of the Board of Directors

                                 July 9, 2001

--------------------------------------------------------------------------------
The information contained herein is of a confidential nature and is intended for the exclusive use of the persons or firm to whom it is furnished by us. Reproduction, publication, or dissemination of portions hereof may not be made without prior approval of Duff & Phelps, LLC.
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Table of Contents                                          [LOGO OF EAGLE POINT]
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     I.   Executive Summary

     II.  Company Background

     III. Valuation Analysis

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Executive Summary                                          [LOGO OF EAGLE POINT]
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Introduction

[] The Special Committee of the Board of Directors (the "Special Committee") of Eagle Point Software Corporation ("Eagle Point" or the "Company") has retained Duff & Phelps, LLC ("Duff & Phelps"), as independent financial advisor in connection with the proposed acquisition of Eagle Point by an entity formed by John Biver (the "Proposed Transaction").

[] The Special Committee has requested Duff & Phelps to render an opinion (the "Opinion") as to whether the $6.40 per share cash consideration to be paid to the shareholders of Eagle Point common stock other than Mr. Blum and Mr. George is fair from a financial point of view.

[] The Company's common stock is publicly traded on the NASDAQ. Currently, 4,632,329 shares of the Company's common stock are outstanding.

     . 1,239,816 shares (26.8%) were owned by Mr. Biver (the Company's co-founder)
     . 953,704 shares (20.6%) were owned by Rodney Blum (the Company's former President and CEO and current director)
     . 381,480 shares (8.2%) were owned by Dennis George (the Company's current CFO and director).

[] Prior to the announcement of the Proposed Transaction on March 6, 2001, Eagle Point's common stock was quoted at about $4.25 per share.

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Executive Summary                                          [LOGO OF EAGLE POINT]
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Background of and Events Leading to Proposed Transaction

[] Following the acquisition of Softdesk (a primary competitor of Eagle Point) by Autodesk in early 1997, the Company hired an investment banking firm to explore strategic alternatives for the Company.


[] Over the following twelve months, the investment banking firm found limited interest in Eagle Point as an acquisition target.


[] In late 1998, the investment banking firm renewed its efforts and found a greater level of interest in Eagle Point as an acquisition target.

     .    Entered into serious discussions with one potential acquirer
          ("Company A").

     . Company A was prepared to acquire the Company at a price higher than $6.40 per share, but financing for the transaction ultimately fell through in October 1999.

     .    Company A expressed no interest following the scuttled transaction.

[] The investment banking firm entered into initial exploratory discussions with four more potential acquirers, each of which decided not to pursue an acquisition of Eagle Point.

[] The investment banking firm resigned as Eagle Point's financial advisor in April 2000.

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Executive Summary                                          [LOGO OF EAGLE POINT]
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Background of and Events Leading to Proposed Transaction

[] Mr. Biver's employment with Eagle Point terminated in October 2000, and Mr. Blum ceased employment with the Company in November 2000.

[]   Eagle Point has conducted a search for a new chief executive officer.

[]   Mr. Biver's acquisition discussions began in January 2001.

     . Mr. Biver expressed orally his interest in acquiring the remaining shares of the Company for $4.25 per share; the Board rejected this as inadequate.

     . Mr. Biver revised his offer to $5.30 per share and then $5.90 per share.

     . Mr. Blum asked Mr. Biver to consider an even higher offer if some portion of Mr. Blum's consideration were to be paid in the form of a note or if Mr. Blum were to purchase the assets of one or more of the Company's divisions that were not strategically important to Mr. Biver.

     . Mr. Biver submitted a written offer to the Board on March 6, 2001, which outlined the current terms of the Proposed Transaction.

[] Eagle Point issued a press release on the acquisition proposal and filed a Form 8K with the SEC containing Mr. Biver's offer.

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Executive Summary                                          [LOGO OF EAGLE POINT]
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Key Terms of Proposed Transaction

[] All stockholders of the Company other than Mr. Blum and Mr. George would receive $6.40 in cash per common share payable upon the closing of the Proposed Transaction.

[] With respect to options issued by the Company to buy EGPT stock, each stock option shall become fully exercisable and vested. Each holder of EGPT stock options will be entitled to receive a cash payment from the Company equal to the excess, if any, of $6.40 per option share over the applicable per share exercise price.

[] Mr. Blum and Mr. George would receive $6.40 per share consideration in cash for all of their shares except, with respect to 78,125 shares and 39,062 shares held by Mr. Blum and Mr. George, respectively, they would receive a 7-year subordinated note from the surviving corporation in the principal amount of $6.40 per related share acquired.

[] The Proposed Transaction also requires the Company to sell to Mr. Blum the assets related to the Company's Building Design and Construction Division and product line and Structural Division and product line for a purchase price of $1.1 million.

[] The Proposed Transaction is subject to customary regulatory and shareholder approvals.

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Executive Summary                                          [LOGO OF EAGLE POINT]
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                        SUMMARY OF PROPOSED TRANSACTION
                          ($ in 000s, except per share)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
Shares outstanding                                                    4,632,329
Options outstanding (exercise price under $6.40)                        566,672
                                                                        -------

Total shares and options                                              5,199,001

Value of shares and options at $6.40 each                               $33,274
Less: Aggregate strike price on options                                  (2,532)
                                                                          -----

Total Equity Value                                                      $30,741

Plus: Debt                                                                   28
Less: Excess cash                                                        (1,812)
Less: Investments and interest receivable                               (10,279)
Less: Value of nonbusiness-use land                                        (490)
                                                                            ---

Enterprise Value                                                        $18,188

Enterprise Value / LTM revenues                             $17,714         1.0x
Enterprise Value / LTM EBITDA                                $1,246        14.6x
Enterprise Value / Projected 2002 EBITDA                     $2,255         8.1x

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Executive Summary                                          [LOGO OF EAGLE POINT]
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Documentation Review and Due Diligence

[] Reviewed documents pertaining to the Proposed Transaction, including the Agreement and Plan of Merger by and among Eagle Point Software Corporation, JB Acquisitions LLC and Talon Acquisition Corp. dated as of July 2, 2001.

[] Held discussions with members of management at their offices in Dubuque, Iowa, regarding the history, current operations and future outlook of the Company.

[] Reviewed and analyzed relevant financial information, including audited financial statements and other SEC filings, Company-prepared interim statements and Company-prepared financial forecasts.

[] Reviewed industry and economic information from regularly published sources.

[]   Reviewed financial forecasts prepared by management.

[] Reviewed financial information on publicly traded companies comparable to Eagle Point.

[] Analyzed publicly available information on recent change-of-control transactions involving businesses comparable to Eagle Point.

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Executive Summary                                          [LOGO OF EAGLE POINT]
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                                    [GRAPH]

                        EAGLE POINT SOFTWARE CORPORATION
                    Daily Price/Volume from 7/6/00 - 7/6/01

             [GRAPH]

  DATE        CLOSE       VOLUME

  7/6/00      4.875          300
  7/7/00       4.75        2,000
 7/10/00          5        1,900
 7/11/00      4.375       21,000
 7/12/00      4.563      198,600
 7/13/00      4.563        5,200
 7/14/00        4.5        3,500
 7/17/00       4.25        1,500
 7/18/00      4.313        2,400
 7/19/00        4.5       15,300
 7/20/00      4.563        8,100
 7/21/00        4.5        4,000
 7/24/00      4.438        1,500
 7/25/00      4.688        2,100
 7/26/00      4.688            0
 7/27/00      4.688            0
 7/28/00      4.688          500
 7/31/00      4.688            0
  8/1/00      4.125          200
  8/2/00      4.125        4,800
  8/3/00      4.125          200
  8/4/00      4.125            0
  8/7/00      4.125            0
  8/8/00      4.375        3,100
  8/9/00      4.438        3,100
 8/10/00      4.438        2,000
 8/11/00      4.063        1,400
 8/14/00      4.375        2,100
 8/15/00      4.625        1,000
 8/16/00      4.625       16,600
 8/17/00       4.25          100
 8/18/00      4.625        1,300
 8/21/00      4.375          100
 8/22/00      4.438        1,900
 8/23/00       4.25        3,800
 8/24/00      4.125          300
 8/25/00      4.625        6,300
 8/28/00        4.5        2,000
 8/29/00      4.125        1,400
 8/30/00      4.375        4,800
 8/31/00       4.25       77,700
  9/1/00      4.063        2,700
  9/5/00        4.5          700
  9/6/00      4.125        2,700
  9/7/00        4.5        2,700
  9/8/00        4.5            0
 9/11/00        4.5        4,500
 9/12/00        4.5        4,500
 9/13/00      4.125        3,000
 9/14/00       4.25          600
 9/15/00       4.25            0
 9/18/00      4.125          200
 9/19/00      4.375          200
 9/20/00      4.375        2,000
 9/21/00       4.25       20,300
 9/22/00      4.125       14,000
 9/25/00      4.125        1,600
 9/26/00       4.25        1,800
 9/27/00          4       13,200
 9/28/00      4.125          700
 9/29/00       4.25        3,600
 10/2/00      4.438        1,500
 10/3/00      4.375        6,300
 10/4/00          4        2,100
 10/5/00          4            0
 10/6/00       4.25          600
 10/9/00          4          400
10/10/00       4.25        2,500
10/11/00       4.25        3,000
10/12/00      4.125       11,400
10/13/00      3.813        3,600
10/16/00      3.813        2,100
10/17/00       4.25          100
10/18/00       4.25            0
10/19/00       4.25            0
10/20/00      4.125       61,000
10/23/00          4       13,600
10/24/00      4.125        1,700
10/25/00          4        4,200
10/26/00      4.125        1,100
10/27/00      4.125            0
10/30/00      4.125            0
10/31/00      4.188        6,800
 11/1/00      3.875          100
 11/2/00      3.875            0
 11/3/00       4.25        5,000
 11/6/00      4.219        9,000
 11/7/00       4.25        7,200
 11/8/00      4.125       25,300
 11/9/00      4.375        4,000
11/10/00       4.25       46,000
11/13/00          4          500
11/14/00       4.25        1,000
11/15/00      4.125      131,300
11/16/00        3.5        2,100
11/17/00      3.625          600
11/20/00       3.75          600
11/21/00          4      283,100
11/22/00          4            0
11/24/00          4       25,000
11/27/00        3.5        4,100
11/28/00          4      144,800
11/29/00          4            0
11/30/00        3.5        1,100
 12/1/00        3.5        2,500
 12/4/00        3.5            0
 12/5/00       3.75       10,400
 12/6/00      3.938        5,500
 12/7/00      3.938       14,800
 12/8/00      3.938            0
12/11/00      3.875       11,700
12/12/00        3.5        2,700
12/13/00        3.5       12,400
12/14/00      3.125        4,700
12/15/00      3.313        5,000
12/18/00      3.125        6,700
12/19/00      3.125       15,600
12/20/00       3.25        4,300
12/21/00      2.625       11,000
12/22/00          3        5,900
12/26/00      2.875        4,000
12/27/00      2.875        7,800
12/28/00      2.938        3,300
12/29/00      3.063       21,000
  1/2/01      3.125       11,000
  1/3/01      3.438        4,200
  1/4/01       3.25        1,000
  1/5/01       3.75        1,000
  1/8/01       3.75            0
  1/9/01       3.75            0
 1/10/01       3.75            0
 1/11/01      3.313          300
 1/12/01        3.5        6,100
 1/16/01        3.5        3,300
 1/17/01      3.688        6,100
 1/18/01      3.188        3,000
 1/19/01      3.688        1,000
 1/22/01      3.688        1,400
 1/23/01      3.688          300
 1/24/01      3.688            0
 1/25/01      3.688            0
 1/26/01      3.188        1,300
 1/29/01      3.188            0
 1/30/01      3.375          200
 1/31/01        3.5          300
  2/1/01        3.5            0
  2/2/01       3.75        2,300
  2/5/01       3.75            0
  2/6/01       3.75            0
  2/7/01       3.75            0
  2/8/01       3.75            0
  2/9/01       4.25        3,700
 2/12/01       4.25            0
 2/13/01       4.25        2,600
 2/14/01       4.25            0
 2/15/01       4.25          500
 2/16/01       4.25            0
 2/20/01      4.219          400
 2/21/01      4.219          100
 2/22/01          4          500
 2/23/01          4            0
 2/26/01       4.25        1,000
 2/27/01        3.5          200
 2/28/01       4.25          500
  3/1/01      4.125        4,700
  3/2/01       4.25          900
  3/5/01       4.25            0
  3/6/01        4.5        9,000
  3/7/01       5.75       26,000
  3/8/01          5        5,000
  3/9/01          5          200
 3/12/01          5        1,000
 3/13/01          5        7,400
 3/14/01      5.063        1,500
 3/15/01       5.25        2,000
 3/16/01      5.047        1,000
 3/19/01        5.5        7,600
 3/20/01      5.125          600
 3/21/01      5.125            0
 3/22/01      5.125        2,000
 3/23/01       5.25          600
 3/26/01      5.125       11,400
 3/27/01      5.594        3,900
 3/28/01      5.125          700
 3/29/01        5.5          500
 3/30/01        5.5          500
  4/2/01      5.125        1,100
  4/3/01       5.25       16,200
  4/4/01      5.125       18,600
  4/5/01      5.375        3,700
  4/6/01       5.32       12,000
  4/9/01        5.5        1,100
 4/10/01        5.5        5,200
 4/11/01       5.37          100
 4/12/01       5.37        1,100
 4/16/01        5.4        3,500
 4/17/01        5.5        1,700
 4/18/01       5.25       10,500
 4/19/01       5.05       14,700
 4/20/01       5.75       19,200
 4/23/01        5.4       16,500
 4/24/01       5.05        1,200
 4/25/01       5.25        1,900
 4/26/01       5.25            0
 4/27/01       5.25            0
 4/30/01       5.25            0
  5/1/01       5.35        1,000
  5/2/01       5.05        2,400
  5/3/01       5.25        9,800
  5/4/01        5.2       12,900
  5/7/01        5.4        1,500
  5/8/01        5.4        2,900
  5/9/01       5.25        4,000
 5/10/01       5.25            0
 5/11/01       5.05          500
 5/14/01        5.2        4,400
 5/15/01        5.5        5,400
 5/16/01        5.5       10,000
 5/17/01        5.4          500
 5/18/01        5.4            0
 5/21/01        5.1       13,000
 5/22/01        5.5        7,000
 5/23/01        5.5            0
 5/24/01       5.16        5,300
 5/25/01       5.21        9,200
 5/29/01        5.5        4,100
 5/30/01        5.2       11,700
 5/31/01       5.29          200
  6/1/01       5.25        6,200
  6/4/01       5.25        4,000
  6/5/01       5.12        1,500
  6/6/01          5       38,700
  6/7/01       5.36       13,800
  6/8/01       5.06        3,300
 6/11/01       5.35        2,800
 6/12/01        5.4        6,000
 6/13/01          5        2,600
 6/14/01          5        3,500
 6/15/01       5.05        6,500
 6/18/01       5.35        4,200
 6/19/01        5.4        4,500
 6/20/01       5.25        3,000
 6/21/01          5        7,300
 6/22/01       5.15       11,900
 6/25/01        5.3        7,500
 6/26/01       5.35        5,000
 6/27/01        5.4        4,700
 6/28/01        5.4            0
 6/29/01        5.3        4,400
  7/2/01       5.38        1,000
  7/3/01       5.38            0
  7/5/01        5.2        2,500
  7/6/01        5.2            0


July 10, 2000, EGPT announced that fourth quarter 2000 revenues would be lower than estimated.

August 7, 2000, EGPT reported fiscal year 2000 earnings of $0.09 per basic share compared to $0.37 in fiscal 1999.

October 24, 2000, EGPT announced that Rod Blum would step down as the Company's President and CEO.

November 6, 2000, EGPT reported a Q1 fiscal 2001 net loss of $0.01 per basic share compared to a net gain of $0.05 in 2000.

February 1, 2001, EGPT reported EPS of $0.02 per basic share during Q2 fiscal 2001 compared to $0.04 in 2000.

March 6, 2001, EGPT announced that it had received a buyout offer, from a former founder, at $6.40 per share.

May 9, 2001, EGPT reported EPS of $0.09 per basic share during Q3 2001 versus $0.01 during Q3 2000.

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Executive Summary                                          [LOGO OF EAGLE POINT]
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Transaction Process and Company Observations

[] The Company, with the assistance of its financial advisor, undertook an exhaustive search for a possible acquirer.

[] The Proposed Transaction was publicly announced on March 6, 2001, and there have been no other serious offers brought to the Special Committee.

[] Even if other buyers were interested in Eagle Point, John Biver's stock ownership position and his position as a founder of the Company has likely created a reluctance among other potential acquirers to bid against him.

[] Eagle Point's stock is very thinly traded, providing limited liquidity for shareholders to monetize their positions.

[] There currently is no coverage by equity analysts of this micro-cap stock, the combination of which eliminates any serious institutional interest in the stock.

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Executive Summary                                          [LOGO OF EAGLE POINT]
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Valuation Analysis Summary

[] The discounted cash flow analysis results in a per share value of Eagle Point's common stock ranging from approximately $5.50 to $6.00 per share on a controlling interest basis, after taking into consideration the exercise of all options with exercise prices under $6.40.

[] Due to Eagle Point's poor LTM performance, the comparable company analysis is somewhat limited. However, based on multiples of LTM revenues and projected EBITDA, the comparable company analysis results in a per share value of Eagle Point's common stock ranging from approximately $5.90 to $6.30 per share, after taking into consideration the exercise of all options with exercise prices under $6.40.

[] Although there are a limited number of transactions involving companies similar to Eagle Point for which public information is available, the comparable transactions analysis does provide support for a purchase price in the range of $6.40 per share.

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Executive Summary                                          [LOGO OF EAGLE POINT]
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Fairness Opinion

[] In addition to determining whether the price per share paid to the common shareholders represents a fair price, we have analyzed the price paid to the common shareholders relative to the consideration received by Mr. Blum and Mr. George for their common shares.


     . Under the terms of the Proposed Transaction, Mr. Blum and Mr. George would receive $6.40 per share consideration in cash, for all of their shares except, with respect to 78,125 shares and 39,062 shares held by Mr. Blum and Mr. George, respectively, they would receive a 7-year subordinated note from the surviving corporation in the principal amount of $6.40 per related share acquired.


     . We believe the terms of the subordinated notes are reasonable and that the subordinated notes would not be valued at a premium to their face values.


[] The proposal also requires the Company to sell to Mr. Blum the operating assets of the Company's Building Design and Construction Division and Structural Division for $1.1 million.


     . The price represents 0.5x LTM revenues. Considering the consistent significant operating losses (nearly $500,000 over the LTM) incurred by those divisions, $1.1 million does not appear to be an unreasonable price.


     . Over the past two years, a few small unprofitable companies have sold for 0.5x to 0.6x LTM revenues in the Company's industry.

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Fairness Opinion

[] Under the terms of the Proposed Transaction, the common shareholders, excluding Mr. Blum and Mr. George, will receive $6.40 in cash for each share of Eagle Point common stock.


[] Based on our valuation analysis, the common shareholders would receive no less than fair market value for their shares.


[] Based on the terms of the Proposed Transaction and as of the date of this report, Duff & Phelps is of the opinion that per share amount ($6.40) to be paid to the common shareholders (other than Mr. Blum and Mr. George) is fair from a financial point of view to such shareholders.

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Company Background                                         [LOGO OF EAGLE POINT]
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Business Overview

[] Eagle Point develops, manufactures, and markets application software that is utilized by professionals in the architecture, engineering, and construction ("A/E/C") industries.

[] In addition to software products, Eagle Point offers its customers training, support, and maintenance services.

[] While a majority of Eagle Point's revenues are generated in the United States and Canada, the Company also sells its products internationally through a network of resellers in more than 50 countries. In fiscal 2000, international revenues represented 4.6% of total revenues.

[] Eagle Point focuses on medium-sized consulting, engineering, architectural, and construction firms with between 10 to 50 employees. The Company also services FORTUNE 1000 companies as well as very small organizations.

[] Eagle Point was originally incorporated in Iowa in 1983 and later reincorporated in Delaware in 1995.

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Company Background                                         [LOGO OF EAGLE POINT]
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Industry Overview

[]   Computer Aided Design ("CAD") background

     .    Developed during the 1950's by the United States Air Force.
     . CAD software eliminated the need to design by hand, thus allowing for easier manipulation of models and data.
     . Initially, CAD was used only on mainframe computers. However, during the 1980's, Autodesk began to offer CAD software that could be run on a PC.

[]   CAD technology is grouped into one of three segments.

     .    Mechanical CAD - used by engineers to design and mold machine parts.
     . Architecture, Engineering, and Construction CAD - allows professionals to design buildings and their systems.
     . Geographic Information System CAD - generates maps from topographical data.

[]   The CAD market is mature and growth is slowing.
     .    Few barriers to entry.
     . Pricing pressure is forcing established companies to reduce retail prices of their software as start-up companies attempt to garner market share by offering low cost products.
     . In order to keep production costs down, low-cost software providers are eliminating functionality in many versions of their software, which limits the customers creative flexibility.

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Company Background                                         [LOGO OF EAGLE POINT]
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Industry Overview

[]   Industry consolidation will continue as it has in the past.

     . Historical acquisition activity occurred as companies attempted to diversify their product offerings and provide their customers with a single purchasing portal. This trend is expected to continue.

     . Rapid technological changes make it more appealing to acquire a new product rather than design and develop it "in-house".

[] Many companies in the CAD industry are now offering products that run over the Internet.

     .    Allows the CAD software developers to work directly with customers.

     . Enables people in different locations to collaborate on an active project at the same time.

     .    Both CAD software developers and customers realize cost savings.

[] Some CAD software companies are now allowing customers to "rent" their software, versus purchasing an entire package, for case specific projects.

[] The market for A/E/C application software, Eagle Point's focus area, is highly fragmented, with more than 100 companies offering products.

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

Company Background                                         [LOGO OF EAGLE POINT]
--------------------------------------------------------------------------------

Products

[] Civil Engineering/Surveying - Eagle Point designs and manufactures software that enables users to gather and manipulate field surveying data for land-use development and infrastructure projects.

[] Building Design and Construction - Eagle Point develops and produces software used by home builders and architects to design homes and buildings. The software allows the designer to create blue prints, get material quantities, and "walk through" the structure to help select the design.

[] Mobile Field Data Collection and Stake Out - Eagle Point designs and manufactures software used by construction and surveying professionals to gather and analyze legal boundaries, topographic data and to perform construction staking.

[] Hydrology/Hydraulics - Eagle Point develops and produces software that allows users to design new storm or sanitary sewer systems as well as analyze rain water run off.

[] Landscape Architecture - Eagle Point designs and manufactures software that enables users to develop plans for landscape design, including plantings, park layouts, green zones, and irrigation systems.

[] Structural Engineering - Eagle Point develops and produces software that allows users to derive structural analysis and design calculations for buildings and small structures.

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

Company Background                                         [LOGO OF EAGLE POINT]
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Acquisitions

[] January 1995 - Eagle Point acquired substantially all of the assets and business and assumed certain liabilities of LANDCADD, Inc., a developer of software applications for landscape architecture and irrigation design.


[] March 1995 - Eagle Point acquired certain assets of Facility Mapping Systems, Inc., a developer of computer-aided pre-design software applications for planning and managing municipal projects.


[] November 1995 - Eagle Point merged with ECOM Associates, Inc., a developer of software applications for structural engineers.


[] July 1996 - Eagle Point acquired substantially all of the assets of Computer Integrated Building Corporation, a developers of software applications for home professionals.


[] December 1999 - Eagle Point acquired substantially all of the assets of Surveyors Module International, LLC., a developer of software applications for mobile field data collection.

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

Company Background                                         [LOGO OF EAGLE POINT]
--------------------------------------------------------------------------------

Competition and Risk Factors

[] Eagle Point competes in the A/E/C application market. Competitors include large companies, such as Autodesk, Intergraph, and Bentley Systems, which have superior financial and marketing resources, and small companies, such as NetGuru, GeoPak, and Timberline Software.

[] Eagle Point sells a majority of its software in conjunction with products of other companies. Other companies are not obligated to sell Eagle Point's software with their products.

     . Approximately 37.6% of fiscal 2000 revenues were generated from software products designed for use with products from Autodesk, IntelliCAD, and Bentley Systems.

     . Resales of various hardware and surveying instruments, most of which were manufactured by Carl Zeiss, Inc., accounted for approximately 13.4% of fiscal 2000 revenues. No contractual obligation exists between Eagle Point and Carl Zeiss.

     . In 1998, Autodesk informed Eagle Point that the Company would no longer be able to resale its software with one of Autodesk's products. Eagle Point suffered financially in fiscal 1999 as a result of this change.

[] Rapid technological advances and changes in the A/E/C application marketplace dictate that Eagle Point constantly update its software and anticipate the future application needs of customers.

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

Company Background                                         [LOGO OF EAGLE POINT]
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Revenue Analysis

[] Revenues from Eagle Point products have been relatively flat over the past four years. Lower than average sales in fiscal 1998 and higher than average sales in fiscal 1999 primarily reflects the timing of recognition of deferred revenues.


[] The source of revenues from third-party products has changed over the years. In fiscal 1997 and 1998, these revenues were mainly from the resale of Autodesk products. As mentioned, that relationship changed in fiscal 1998. Beginning in 2000, revenues in this category are primarily from the reselling of products related to the Company's newly acquired SMI business.

[] Revenues from training and support have shown the strongest growth over the past four years. Revenues in this category have been driven by an increasing customer base. The Company's total client base has increased from 30,100 at 12/31/97 to 47,100 as of 12/31/00.


----------------------------------------------------------------------------------------------------------------
                                                                                  Fiscal YTD         3-Yr.
Net Revenues (in 000s)                 1997       1998      1999       2000        03/31/01          CAGR
----------------------------------------------------------------------------------------------------------------

Eagle Point Product Sales            $9,456       $8,053   $10,217    $9,978        $6,639            1.8%

3rd Party Product Sales               2,757        2,386       243     2,364         2,085           -5.0%

Training & Support Revenues           3,592        3,382     4,100     5,360         4,370           14.3%


Total Net Revenues                  $15,805      $13,821   $14,560   $17,702       $13,094            3.9%
----------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------


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Company Background                                         [LOGO OF EAGLE POINT]
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Profitability Analysis

[] Eagle Point's gross margin has trended down over the past four years, primarily due to an increase in royalty based sales and the addition of SMI, which has higher direct costs than the Company's other businesses.


     . Third-party products' gross margin has suffered due to pricing pressure as a result of increased competition in the instrument market.


     . Training and support's gross margin has historically been very strong; however, it should be noted that many expenses related to this category are included in operating expenses.


[] The Company's EBITDA margin averaged about 11.0% over the past four years; in fiscal 2000, however, significantly higher selling and marketing expenses drove the EBITDA margin down to 8.3%.

------------------------------------------------------------------------------------------------------------------------
                                                                                               Fiscal YTD         4-Yr.
Profit Measures ($ in 000s)          1997          1998        1999             2000            03/31/01          Avg.
------------------------------------------------------------------------------------------------------------------------
Eagle Point Product Gross Margin     85.9%         86.0%       83.7%            80.2%              81.6%          84.0%

3rd Party Product Gross Margin       18.2%         22.4%       28.0%            19.6%              16.1%          22.0%

Training & Support Gross Margin      76.0%         83.1%       89.1%            89.1%              91.1%          84.3%


EBITDA                                $423        $1,414      $3,270           $1,477             $1,329         $1,646
EBITDA Margin                         2.7%         10.2%       22.5%             8.3%              10.1%          10.9%
========================================================================================================================

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

Company Background                                         [LOGO OF EAGLE POINT]
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Capital Structure

[] In June of 1995, Eagle Point completed an initial public offering of its common stock at $13.00 per share.


[]   Eagle Point has 4,632,329 shares of common stock outstanding.


[] The Company has 730,432 employee stock options outstanding, 566,672 of which have exercise prices under $6.40.


[] The Company has $28,000 of debt outstanding and $13.2 million in cash and equivalents.

Capital Spending

[] The Company's spending on plant, property and equipment has been relatively stable over the past three years, averaging $680,000.


[] The Company's spending on software development costs that have been capitalized has been somewhat more volatile ranging from $110,000 to $307,000 during the past three years and averaging $236,000 per year.

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

Valuation Analysis                                         [LOGO OF EAGLE POINT]
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Valuation Overview

[] Methodologies Employed in Valuing Eagle Point

     .    Discounted Cash Flow ("DCF")Analysis

     .    Comparable Public Company Analysis

     .    Comparable Transactions Analysis

[] In our valuation analysis, we have given the greatest weight to the DCF analysis and the comparable company analysis. The comparable transaction analysis is less meaningful due to the limited number of similar transactions that have occurred during the past two years.

[] In order to opine as to whether or not the Proposed Transaction is fair to the common shareholders from a financial point of view, we analyzed:


     .    The terms of the Agreement and Plan of Merger

     . The terms of the Subordinated Notes to be received by Mr. Blum and Mr. George

     . The required purchase of the Company's Building Design and Construction Division and Structural Division by Mr. Blum for $1.1 million.

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Valuation Analysis                                         [LOGO OF EAGLE POINT]
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Discounted Cash Flow Analysis Methodology

[] Forecast financial performance - revenues, expenses, working capital requirements and capital expenditure needs have been projected based on discussions with management, the Company's historical performance and the outlook for the industry and the economy.

[] Estimate free cash flows ("FCF") - free cash flows include cash available to invest in the business, service debt, or distribute to shareholders.

[] Estimate the continuing value - an estimation of the value of the continuing business into perpetuity after the explicit projection period.

[] The FCF and continuing value have been discounted to the present using a rate of return that investors would require for an investment in the Company. The resulting value represents the enterprise value of the Company.

[] Equity value is determined by subtracting funded forms of non-equity capital, such as debt, and non-operating liabilities and adding non-operating assets and excess cash.

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

Valuation Analysis                                         [LOGO OF EAGLE POINT]
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Discount Rate for DCF Analysis

[] Determine the appropriate required rate of return, which is estimated using a Weighted Average Cost of Capital ("WACC").

[] WACC reflects a "blended" return required by a company's debt and equity investors based on their proportionate share of the total capital invested in the business. From a company's perspective, an investor's required return represents the cost of financing the business.

[] Cost of equity capital is determined by observing the required rates of return investors demand for investments in companies considered comparable to the subject company.

[] Cost of debt capital is determined by the marginal cost of obtaining new debt. Cost of debt capital is mitigated by tax benefits associated with interest payments.

[] WACC is determined by applying relative percentages of the equity and debt portions of the total capital structure to the cost of each financing source, as determined above.

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

Valuation Analysis                                         [LOGO OF EAGLE POINT]
--------------------------------------------------------------------------------

                                 DCF ASSUMPTIONS
                                   (in $000s)

-----------------------------------------------------------------------------------------------------------
                           Actual                                    Projected
                           2000           2001          2002         2003          2004          2005
-----------------------------------------------------------------------------------------------------------
Net Revenues               17,702         17,827        18,895       20,029        21,232        22,331

Gross Profit               13,239         13,169        13,970       14,853        15,793        16,640
Gross Profit Margin         74.8%          73.9%         73.9%        74.2%         74.4%         74.5%

EBITDA                      1,477          1,852         2,255        2,736         3,160         3,353
EBITDA Margin                8.3%          10.4%         11.9%        13.7%         14.9%         15.0%
-----------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------

[_]   Revenue Projections

     . Training and support revenues are projected to increase at the fastest rate (7.0% initially and stabilizing at 4.0% long term).

     . Eagle Point product revenues are projected to increase 6.0% in fiscal 2002. Growth is projected to stabilize at 4.0% over the long term.

     . Third-party products' revenues increase at the slowest rate (4.0% throughout the projection period), due to slow growth in the land surveying industry.

[_]  Profit Margin Assumptions

     . The Company's EBITDA margin is projected to increase from 10.4% in fiscal 2001 to 15.2% by fiscal 2006.

     . Operating leverage related to research and development and general and administrative expenses is the primary driver for increasing margins.

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

Valuation Analysis                                         [LOGO OF EAGLE POINT]
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Discounted Cash Flow Analysis Assumptions

[]   Investment Assumptions

     . Beginning in fiscal 2002, annual capital expenditures are forecasted at the higher of $600,000 and 2.75% of revenues, based on management's expectations and historical capital spending rates.

     . Beginning in fiscal 2002, annual capitalized software development expenditures are forecasted at 2.25% of revenues, based on historical capitalized software expenditure levels.

     . Working capital levels are forecasted based on their historical levels and management's expectations.

[]   Discount Rate Assumptions

     .    WACC range of 14.0% to 16.0%

     .    Cost of Equity of 18.2% and cost of debt of 9.0%

     .    Target capital structure of 75% equity and 25% debt

     . Although the Company's current capital structure contains minimal debt, we assume a controlling interest buyer would implement a more levered capital capital structure in order to take advantage of the tax benefits of debt financing. The following page provides greater detail of the WACC selection.

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

Valuation Analysis                                         [LOGO OF EAGLE POINT]
--------------------------------------------------------------------------------

Required Equity Returns by Asset Risk Class

[] S&P 500                                                      11% to 12%
[] Large capitalization public company                          10% to 15%
[] Small capitalization public company                          15% to 20%
[] Mezzanine investor                                           20% to 30%
[] Venture capitalist (later stage investment)                  30% to 40%
[] Venture capitalist (early stage investment)                  40% to 50%

Eagle Point Discount Rates

[] Discount rates assume a capital structure with 25% debt financing


[] Cost of equity                                                 18.2%
[] Cost of debt                                                    9.0%
[] Weighted average cost of capital                             14% to 16%

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

Valuation Analysis                                         [LOGO OF EAGLE POINT]
--------------------------------------------------------------------------------

                            DCF ANALYSIS CONCLUSION
                          (in $000s, except per share)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                16.00%        15.00%          14.00%
------------------------------------------------------------------------------------------------------------------------------------


Enterprise Value                                                                                13,412        14,508          15,823


Less:      Debt                                                                                   (28)          (28)            (28)

Plus:      Cash in excess of est. cash from deferred rev.                                        1,812         1,812           1,812

Plus:      Investments and interest receivable                                                  10,279        10,279          10,279

Plus:      Value of Nonbusiness-use land @ $.75/sf                                                 490           490             490

                                                                                             ---------      ---------      ---------

Equity Value before options                                                                     25,965        27,061          28,376


Equity Value per share before options                                                        $    5.61      $   5.84       $    6.13


Plus:      Cash from options with exercise price under $6.40                                     2,532         2,532           2,532

                                                                                             ---------      ---------      ---------

Equity Value including cash from options                                                        28,497        29,593          30,908


Equity Value per share including options                                                     $    5.48      $   5.69       $    5.94

(includes options with exercise price under $6.40)
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

Common shares outstanding                                            4,632,329
Options outstanding with an exercise price under $6.40                 566,672

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

Valuation Analysis                                         [LOGO OF EAGLE POINT]
--------------------------------------------------------------------------------

Comparable Company Analysis

[] Initial search focused on publicly traded "pure plays" in A/E/C software industry. This search resulted in limited comparisons. Ideally, comparable companies should have characteristics similar to those of the subject company with regard to size, markets, opportunities, and risks.

--------------------------------------------------------------------------------
                                       LTM             Enterprise
                                     Revenues            Value
Company                            (in millions)     (in millions)
--------------------------------------------------------------------------------

ANSYS Inc. (ANSS)                    $    75           $    188
Autodesk Inc. (ADSK)                     951              1,609
Deltek Systems (DLTK)                     98                 75
Intergraph Corp (INGR)                   635                601
Mechanical Dynamics (MDII)                50                 53
Moldflow Corp (MFLO)                      39                 97
MSC Software (MNS)                       183                293
NetGuru (NGRU)                            31                 40
Parametric Technology (PMTC)             942              2,336
Timberline Software (TMBS)                53                 53
Trimble Navigation (TRMB)                423                632

Highest                                  951              2,336
Lowest                                    31                 40

Mean                                     316                543
Median                                    98                188
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

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

Valuation Analysis                                         [LOGO OF EAGLE POINT]
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Comparable Company Multiples Analysis

[] In the comparable company analysis, we focused on the companies' enterprise values relative to their latest twelve months' ("LTM") revenues and projected EBITDA. Other valuation multiples commonly used in comparable company analysis, such as price to earnings and enterprise value to LTM EBITDA, are not meaningful due to Eagle Point's poor LTM performance.

[] "Selected Comparables" are those comparable companies we deemed most similar to Eagle Point, taking into consideration size, profitability, growth and returns.

------------------------------------------------------------------------------------------------------------------------------------
                                LTM             LTM           LTM              LTM      Enterprise         Enterprise
                             Revenues          EBITDA        Revenue         Returns      Value /           Value /
                           (in millions)       Margin        Growth          on Assets    LTM Rev.        Proj. EBITDA
------------------------------------------------------------------------------------------------------------------------------------
Highest                        $ 950.8          30.2%         61.9%            16.4%       2.5x                12.5x
Lowest                         $  31.4         -13.0%        -27.0%           -13.5%       0.8x                 3.4x

Median                         $  98.1          14.5%         16.1%             6.8%       1.5x                 7.5x

Selected Comparables
--------------------
Intergraph Corp                $ 635.2           3.3%        -27.0%            -1.2%       0.9x                 8.0x
Mechanical Dynamics            $  49.7           9.7%         22.3%             5.9%       1.1x                 8.6x
Timberline Software            $  53.0          13.3%         -2.1%             6.0%       1.0x                 7.0x

Eagle Point                    $  17.7           7.4%          0.1%             0.7%
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------



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

Valuation Analysis                                         [LOGO OF EAGLE POINT]
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Comparable Company Analysis Valuation

[]   Specific Analysis of Similar Companies

     . Mechanical Dynamics is similar to Eagle Point in measures of revenue size and historical profitability.

     . Timberline Software is similar to Eagle Point in revenue size and LTM revenue growth. Its LTM EBITDA margin is also similar to Eagle Point's long term expected EBITDA margin.

     . The median size of the comparable companies is larger than Eagle Point. In addition, the median LTM EBITDA margin and revenue growth of the comparable group are stronger than the LTM results of Eagle Point.

[] The table below indicates a range of per share values for Eagle Point common stock based on valuation multiples we have selected after giving consideration to the valuation multiples at which the comparable companies are trading in the market.

------------------------------------------------------------------------------------------------------------------------------------
                                                            Range of               Range of           Range of           Range of
                           Measure         Range of      Enterprise Values       Equity Values    Per Share Values  Per Share Values
                          (in 000s)       Multiples         (in 000s)              (in 000s)       Before Options  Including Options
------------------------------------------------------------------------------------------------------------------------------------

LTM Revenues                  $17,714   0.9x - 1.0x   $  15,943  - $ 17,714  $ 28,496 -  $ 30,267  $ 6.15 - $ 6.53  $  5.97 - $ 6.31


Projected 2002 EBITDA         $ 2,255   7.0x - 7.5x   $  15,783  - $ 16,911  $ 28,336 -  $ 29,464  $ 6.12 - $ 6.36  $  5.94 - $ 6.15

------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------

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

Valuation Analysis                                         [LOGO OF EAGLE POINT]
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Comparable Transactions Analysis

[] We analyzed a number of recent transactions that have occurred in industries similar to those in which Eagle Point participates.

[] Unfortunately, the amount of available public information pertaining to many of these transactions and the financial performance of the acquired companies is limited.

[] In general, larger transactions were completed at higher multiples of LTM EBITDA and more profitable target companies were acquired at higher multiples of LTM revenues.

[] The table on the following page compares the multiples implied by the Proposed Transaction with those of the five transactions involving companies we consider most similar to Eagle Point.

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

Valuation Analysis                                         [LOGO OF EAGLE POINT]
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                            COMPARABLE TRANSACTIONS
                                   ($ in 000s)

---------------------------------------------------------------------------------------------------------------------------
                                                                      Target   Target LTM      Enterprise      Enterprise
                                                                      LTM      EBITDA          Value /         Value /
Target                                  Acquiror                      Sales    Margin          LTM Sales       LTM EBITDA
---------------------------------------------------------------------------------------------------------------------------
Median performance and multiples from the transaction table           $  24,366     13.4%            1.4x             13.3x

Selected Transactions
---------------------
Diehl Graphsoft, Inc.                   Nemetschek AG                  $  8,970     25.0%            2.3x              9.1x

Spectra Precision                       Trimble Navigation        $     219,744      9.2%            1.4x             15.1x

Pacific Marketing and Consulting, Inc.  ANSYS, Inc.                    $  8,233     25.7%            2.0x              7.6x

Advanced Enterprise Solutions           MSC.Software Corp             $  93,737      8.7%            1.3x             14.5x

Structural Dynamics Research Corp.      EDS                       $     800,552     14.6%            1.8x             12.0x
---------------------------------------------------------------------------------------------------------------------------
Eagle Point                             JB Acquisition Corp           $  17,714      7.0%            1.0x             14.6x
---------------------------------------------------------------------------------------------------------------------------

[] All of the selected transactions were at higher multiples of LTM revenues than Eagle Point; however, all five of the target companies were more profitable than Eagle Point.

[] MSC.Software's acquisition of Advanced Enterprise Solutions (AES) is the transaction most similar to the Eagle Point transaction. Although AES is much larger and more profitable than Eagle Point, it was acquired for a similar multiple of LTM EBITDA.

[] The median of the target companies is larger than Eagle Point in terms of revenue size and is slightly more profitable. As expected the median transaction had a slightly higher multiple of LTM revenue, based on a $6.40 per share price for the Proposed Transaction.

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Valuation Analysis                                         [LOGO OF EAGLE POINT]
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Premiums Analysis

[_] Four of the transactions that we analyzed involved acquisitions of public companies.

[_] The following are the implied premiums offered over the 5-day average trading price prior to the announcement compared to the implied premium associated with the Proposed Transaction.

------------------------------------------------------------------------------------------------------------------------------------
     Date               Date of                                                                                          Acquisition
   Announced          Transaction      Target Name                    Acquiror Name                Consideration           Premium
------------------------------------------------------------------------------------------------------------------------------------

       10/21/99            2/15/00     Integrated Systems, Inc.       Wind River                   Stock                      75.0%*

        2/18/00            5/19/00     Diehl Graphsoft, Inc.          Nemetschek AG                Cash                       31.1%

        5/24/01            Pending     Structural Dynamics            Electronic Data Systems      Cash                       40.2%

        5/24/01            Pending     Unigraphics (14% interest)     Electronic Data Systems      Cash                       31.3%
------------------------------------------------------------------------------------------------------------------------------------
         3/6/01            Pending     Eagle Point Software           JB Acquisition               Cash                       55.0%
------------------------------------------------------------------------------------------------------------------------------------

   * Estimate provided by Dow Jones
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

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Valuation Analysis                                         [LOGO OF EAGLE POINT]
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Valuation Summary

[_] The discounted cash flow analysis results in a per share value of Eagle Point's common stock ranging from approximately $5.50 to $6.00 per share on a controlling interest basis, after taking into consideration the exercise of all options with exercise prices under $6.40.

[_] Due to Eagle Point's poor LTM performance, the comparable company analysis is somewhat limited. However, based on multiples of LTM revenues and projected EBITDA, the comparable company analysis results in a per share value of Eagle Point's common stock ranging from approximately $5.90 to $6.30 per share, after taking into consideration the exercise of all options with exercise prices under $6.40.

[_] Although there are a limited number of transactions involving companies similar to Eagle Point for which public information is available, the comparable transactions analysis does provide support for a purchase price in the range of $6.40 per share.

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                                       35